NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
P.E.
12-10-07

DIVISION OF
CORPORATION FINANCE



07085566



RECD S.E.C.
DEC 3 1 2007
1086

December 31, 2007

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/31/2007

Re: Citigroup Inc.
Incoming letter dated December 10, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 10, 2007 concerning the shareholder proposal submitted to Citi by Frank Turrisi, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Frank Turrisi, Jr.
9 Verly Court
Bethpage, NY 11714

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

RECEIVED
2007 DEC 12 PM 3:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


citi

December 10, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by Frank Turrisi, Jr.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by Frank Turrisi (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 22, 2008 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(i)(7) and 14a-8(i)(4) promulgated under the Exchange Act.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

Rule 14a-8(i)(4) provides that a proposal may be excluded if it "is designed to result in a personal benefit to the proponent, which is not be shared by the other shareholders at large."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 12, 2008.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Frank Turrisi, Jr.

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal"), a copy of which is attached hereto as Exhibit A, submitted by Frank Turrisi, Jr. (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 22, 2008.

The Proposal states:

"My proposal is that the Board of Directors and Senior Management of Citigroup consider granting a post retirement supplement to pension payments of current eligible retirees at the next Annual Shareholders meeting.

Background

Post retirement supplements were provided by Senior Management of Citicorp, to the active retiree base every six to eight years, from 1954 to 1996. The last supplement was granted on January 1, 1996 to retirees who had retired prior 1994. Although supplements are not mandated in the retirement benefit program, they were granted by Senior Management to assist retirees to replace a percentage of the loss in purchasing power caused by inflation. The loss of purchasing power due to inflation from 1994 to the present date is greater than 30%, as measured by Social Securities cost of living index. Retirees, especially those living in the Metropolitan area are severely impacted by local and school taxes, energy costs and medical/drug expenses.

I would appreciate a "**YES**" vote on this most important issue at the Board of Directors meeting in April, 2008."

It is Citi's belief that the Proposal may be excluded pursuant to Rules 14a-8(i)(7) and 14a-8(i)(4) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to Citi's ordinary business operations" and Rule 14a-8(i)(4) provides that a proposal may be excluded if it "is designed to result in a personal benefit to the Proponent that will not be shared by Citi's other shareholders."

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(7) BECAUSE IT PERTAINS TO RETIREMENT BENEFITS, A MATTER RELATING TO CITI'S ORDINARY BUSINESS OPERATIONS.

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy material if it deals with a matter related to the company's ordinary business operations. The Proponent, as a Citi retiree, wants the Company to grant a post retirement supplement to pension payments of current eligible retirees. The Staff consistently and frequently has held that proposals to change retiree benefits are excludable from a company's proxy materials on the grounds that these matters relate to the conduct of ordinary business operations. See e.g., *General Electric* (January 16, 2007) (confirming that GE could exclude a proposal to increase an annual cost of living adjustment for all GE plans); *Tyco International Ltd.* (January 2, 2004) (agreeing that a proposal to provide an annual cost of living allowance increase in the pension benefit based on the Consumer Price Index could be omitted); *DTE Energy Co.* (January 22, 2001) (concluding that a proposal to "grant a full cost-of-living adjustment for all existing retirees and their surviving spouses" was excludable); *International Business Machines Corp.* (January 2, 2001) (concurring with the exclusion of a proposal to add a cost of living allowance to pensions); *International Business Machines Corp.* (December 30, 1999) (confirming that IBM could omit a proposal to "adjust defined-benefit plan pensions to mitigate the impact of increases in the cost of living for its retirees"). In each of the foregoing cases, the Staff concurred that proposals requesting cost of living adjustments for former employees receiving pensions could be omitted as relating to "ordinary business operations."

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(4) BECAUSE IT IS DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT AND FURTHER A PERSONAL INTEREST NOT SHARED BY CITI'S OTHER SHAREOWNERS.

The Proponent, a participant in the Company's pension plans, seeks to have the Company increase the amount of pension benefits payable, both to him and others eligible for retirement benefits. Thus, the Proposal would provide a direct personal benefit to the Proponent, and it would not be of benefit to the Company's shareholders at large who are not participants in the Company's pension plans.

In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission explained that the purpose of Rule 14a-8(i)(4) is to ensure "that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuers shareholders generally." See *The Dow Chemical Company* (March 5, 2003); *Sara Lee Corporation* (August 10, 2001); *KeyCorp* (February 22, 2001); *Caterpillar Inc.* (December 13, 1999); and *Phillips Petroleum Co.* (February 22, 1996).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(7) and 14a-8(i)(4).

Exhibit A

Frank Turrisi, Jr.
9 Verly Court
Bethpage, New York 11714

November 2, 2007

Mr. Michael S. Helfer
Corporate Secretary of Citigroup
399 Park Avenue
New York, New York 10043

Dear Mr. Helfer:

My name is **FRANK TURRISI, Jr., OWNER OF 1,500 SHARES.**

My proposal is that the Board of Directors and Senior Management of Citigroup consider granting a post retirement supplement to pension payments of current eligible retirees at the next Annual Shareholders meeting.

Background
Post retirement supplements were provided by Senior Management of Citicorp, to the active retiree base every six to eight years, from 1954 to 1996. The last supplement was granted on January 1, 1996 to retirees who had retired prior to 1994. Although supplements are not mandated in the retirement benefit program, they were granted by Senior Management to assist retirees to replace a percentage of the loss in purchasing power caused by inflation. The loss of purchasing power due to inflation from 1994 to the present date is greater than 30%, as measured by Social Securities cost of living index. Retirees, especially those living in the Metropolitan area are severely impacted by local and school taxes, energy costs and medical/drug expenses.

I would appreciate a "YES" vote on this most important issue at the Board Of Directors meeting in April, 2008.

Sincerely yours,



Frank Turrisi, Jr.

Shelley J. Dropkin
[illegible]
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA UPS

November 6, 2007

Mr. Frank Turrisi, Jr.
9 Verly Court
Bethpage, New York 11714

Dear Mr. Turrisi:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2008.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities that you have held Citigroup's common stock continuously for at least one year as of the date you submitted your proposal. In addition, you must provide us with a statement that you will continue to hold these securities through the date of the annual meeting. You must provide these materials within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
General Counsel, Corporate Governance

G:\425_Legal\Corp Governance\Annual Meeting\Annual Meeting 2008\Proposals\F Turrisi ltr.doc

Citigroup Inc.
Corporate Governance
2nd Floor
New York, NY 10022



VIA UPS

November 7, 2007

Mr. Frank Turrisi, Jr.
9 Verly Court
Bethpage, New York 11714

Dear Mr. Turrisi:

I am enclosing a copy of the Securities and Exchange Commission's guidelines for submitting shareholder proposals (Rule 14a-8 of the 1934 Exchange Act.) The guidelines, drafted in a question and answer format, include eligibility and procedural requirements.

Sincerely,

Paula F. Jones
Corporate Governance

G:\425_Legal\Corp Governance\Annual Meeting\Annual Meeting 2008\Proposals\F Turrisi ltr2.doc

First Page of Attachment

Securities Lawyer's Deskbook


UNIVERSITY OF
Cincinna

published by **The University of Cincinnati College of Law**

College of Lav

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 10, 2007

The proposal relates to granting a post retirement supplement to pension payments of current eligible retirees.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(7), as relating to Citi's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citi relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END